EXHIBIT 99.1

Seabridge Gold Inc.

News Release

Trading Symbols:	TSX: SEA	For Immediate Release
	NYSE: SA	December 12, 2012

Seabridge Gold Plans $15M Drill Campaign Targeting High-Grade at KSM
Program to Focus on Resource Estimate at Deep Kerr Core Zone Discovery
Three More Prospective High-Grade Core Zones Also Targeted in Next Year’s Program

Toronto, Canada…Seabridge Gold today reported final results from its 2012 drill program designed to search for high-grade core zones underlying its very large KSM gold-copper project. The remaining hole at Deep Kerr provides strong confirmation that the Deep Kerr discovery has the potential for a very large tonnage of high-grade copper and gold mineralization; the hole reported long runs of elevated copper including 22 meters of 0.98%. Drilling also found three more targets with favorable markers characteristic of core zones (see attached map). The $15 million 2013 drill program to pursue these targets is expected to begin in June, 2013.

World-class gold-copper porphyry districts such as KSM customarily consist of deeper, magmatic source ores linked upwards through transitional porphyries and skarn zones hosted by shallow intrusions, volcanic and sedimentary rocks to vein systems often characterized as epithermal deposits. The six deposits in the area of KSM demonstrate this vertical evolutionary architecture. All four porphyry zones at KSM where reserves have been defined are open at depth and exhibit the alteration mineralogy and textural indicators that suggest links to a deeper source.

This year`s program used the evidence of temperature and pressure variances, geochemical markers and deep penetrating geophysical surveys to vector from known porphyry mineralization towards potential source areas. A total of 19,813 meters of core drilling was completed in the 2012 program resulting in: (1) the extraordinary Deep Kerr discovery (see release of November 8, 2012); (2) discovery of three more potential high grade zones at McQuillan, Iron Cap and North Mitchell (see details below); and (3) discovery of an unexpected epithermal gold deposit at the Camp Zone (see release of September 5, 2012). Further results are awaited from another 10 holes from the Camp Zone.

Seabridge Chairman and CEO Rudi Fronk noted that “when we began our search for a core zone at KSM, we assumed that the four main deposits would probably link to one such zone. We now believe that there may be several deep seated sources. Our first priority is to generate a high quality resource for Deep Kerr which could have a very significant economic impact on the KSM project particularly if it proves to be accessible from the Sulphurets valley floor by way of an inclined tunnel. Our second priority is to test the deep potential of the McQuillan and Iron Cap core zone targets which are ideally located for ease of access and integration into our project design.”

“We are increasingly confident that this core zone program is the game-changing development we had hoped for. We have demonstrated that exceptional exploration potential remains within the KSM project and that we have the geological team to unlock it. Our aim for next year is to establish KSM as an unparalleled opportunity for the world’s largest mining companies,” Fronk said.

Following is a summary of results from core zone targets with planned exploration investment in 2013:

Deep Kerr Target
Evaluation of the dip projection at Kerr led to the discovery of the Deep Kerr deposit. Alteration intensity and higher temperature alteration mineralogy corresponded with a favorable increase in the chalcopyrite to pyrite ratio down dip of the existing reserve at Kerr. Additionally, gold-only mineralization in the periphery of the deep zone increased in thickness and gold and copper grades showed more complete overlap within the deep zone. The intersections within the Deep Kerr target returned some of the highest metal values yet found in the KSM porphyry systems. Results from drill hole K-12-22 reinforced the discovery of Deep Kerr and continue to support a significant potential resource expansion of high-grade copper and gold. Note that this hole deviated from the target zone as it began to penetrate the best grades.

106 Front Street East, Suite 400, Toronto, Ontario M5A 1E1, Canada
Telephone:  (416) 367-9292     Facsimile:  (416) 367-2711     www.seabridgegold.net

Hole ID	Total Depth (meters)	From (meters)	To (meters)	Thickness (meters)	Gold Grade (g/T)	Copper Grade (%)
K-12-22	862.5	21.0	177.0	156.0	0.24	0.65
		227.0	552.0	325.0	0.27	0.48
		754.5	776.5	22.0	0.33	0.98

Plans for exploring and defining the Deep Kerr deposit are designed as a two stage drill program. Initial drilling will concentrate on establishing roughly 500 meter drill spacing in the target to confirm the limits of the Deep Kerr zone. Follow-up and off-set drilling of the better grades holes will then proceed, to reduce drill hole spacing to a level that would permit meaningful resource estimation. It is expected that this part of the program will be active throughout the summer season and employ up to four diamond drills.

McQuillan Target
The McQuillan target is a resistivity anomaly down dip of a discrete magnetic anomaly in the structural panel below the Mitchell Thrust Fault and within a broad zone of surface alteration and mineralization. Altered andesite rocks of the Hazelton Group and coarse grained porphyritic intrusions were encountered throughout these drill holes. Drill hole MQ-12-03, azimuth 0o and inclination of –90o, dominantly encountered post mineral intrusions and likely defines the north-east limit of the potential core zone. Hole MQ-12-04, azimuth 335o and –55o, cut altered and mineralized rocks higher in the mineral system. Drill hole MQ-12-05, azimuth 335o and dip of –55o, encountered the upper part of the mineral system down to 815.1 meters where an intense breccia was intercepted that showed progressive increases in favorable potassium feldspar, biotite and magnetite alteration and increasing chalcopyrite to pyrite ratios down hole. At 915.3 meters in this hole, drilling conditions deteriorated while penetrating a normal fault and the hole was terminated. Drill results from the McQuillan target continue to be evaluated but appear to confirm a north-west trending deep gold-copper zone.

Hole ID	Total Depth (meters)	From (meters)	To (meters)	Thickness (meters)	Gold Grade (g/T)	Copper Grade (%)
MQ-12-03	921	474.0	501.0	27.0	1.68	0.01
		628.0	678.0	50.0	0.20	0.18
MQ-12-04	773.3	6.0	24.0	18.0	2.98	0.07
		364.0	372.0	8.0	0.92	0.21
		656.7	778.4	121.7	0.56	0.02
		incl. 700.0	720.0	20.0	1.62	0.03
MQ-12-05	924.3	552.4	835.6	283.2	0.49	0.18
		incl. 594.0	610.0	16.0	1.43	0.22
		643.0	679.0	36.0	1.59	0.24
		901.8	905.7	3.9	0.56	0.53

McQuillan is located under the ridge line between Mitchell Creek and Sulphurets Creek and below the Sulphurets deposit. This target could be exploited from a decline in either the Mitchell or Sulphurets valleys and current plans have placed drainage tunnels in the vicinity of this target. The potential value of this target is due in part to its proximity to planned infrastructure. Two drill holes are planned for early in the 2013 program to fully evaluate the potential of the McQuillan target.

Iron Cap Target
Iron Cap is nearly contiguous with the Mitchell deposit on the east and the deep potential on this target sits in an attractive position for quick integration into the project development plan. All the past drilling on the Iron Cap deposit has demonstrated that alteration intensity and chalcopyrite concentrations improve with depth. In addition, the progression of alteration suites shows that higher temperature environments exist at depth in Iron Cap. One drill hole was completed on this target in 2012. Hole IC-12-47 encountered mineralization that supports potential for a high-grade core zone at depth; however, the hole deviated severely and the target zone was not intersected.

Hole ID	Total Depth (meters)	From (meters)	To (meters)	Thickness (meters)	Gold Grade (g/T)	Copper Grade (%)
IC-12-47	949.5	3.8	949.5	945.7	0.47	0.25
		incl. 503.0	602.7	99.7	0.81	0.30
		incl. 679.0	757.0	78.0	0.31	0.47

The proximity to both planned infrastructure and the Mitchell block cave deposit makes this target a priority.  Additional drilling is planned on the Iron Cap deposit in 2013 to evaluate the potential for a deep zone under the current reserves.

North Mitchell Target
The mineralized and altered intervals beneath the Sulphurets Thrust Fault intersected by holes M-12-128 and M-12-129 (see release of September 5, 2012) are interpreted to have intersected the periphery of a new, blind (or buried) porphyry gold-copper hydrothermal system at KSM. This target is being called North Mitchell and is represented by a deep MT low resistivity anomaly between the Mitchell and Iron Cap deposits. The zone is typified by potassic hornfels in andesite that is pervasively chlorite altered, with pyrite, magnetite, and minor but ubiquitous chalcopyrite. These characteristics suggest that the North Mitchell target is associated with an unknown, very large and robust mineral system.

North Mitchell and its well defined MT anomaly are adjacent to the designed twin Mitchell Access Tunnel which connects the deposits in Mitchell and Sulphurets valleys with the planned Tailings Management Facility. The proximity of this target to designed infrastructure would likely enhance the value of the project. Consequently, this target remains a priority for additional drilling in 2013.

National Instrument 43-101 Disclosure.
Exploration activities at KSM are being conducted by Seabridge personnel under the supervision of William E. Threlkeld PGeo., Senior Vice President of Seabridge and a Qualified Person as defined by National Instrument 43-101. Mr. Threlkeld has reviewed and approved this news release. An ongoing and rigorous quality control/quality assurance protocol was employed during the 2012 program including blank and reference standards in every batch of assays. Cross-check analyses were conducted at a second external laboratory on 10% of the samples. Samples were assayed using fire assay atomic adsorption methods for gold, and ICP methods with atomic adsorption on concentrations over detection limits for other elements.

This initial drilling on deep core zone targets is orientated to optimize the depth penetration and to intersect the identified targets. Insufficient information is available on the orientation of these targets consequently it is not known if these drill intersection represent true widths of mineralized zones.

Seabridge holds a 100% interest in several North American gold projects. The Company’s principal assets are the KSM property located near Stewart, British Columbia, Canada and the Courageous Lake gold project located in Canada’s Northwest Territories. For a breakdown of Seabridge’s mineral reserves and mineral resources by category please visit the Company’s website at http://www.seabridgegold.net/resources.php.

All reserve and resource estimates reported by the Corporation were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

This document contains "forward-looking information" within the meaning of Canadian securities legislation and "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. This information and these statements, referred to herein as "forward-looking statements" are made as of the date of this document. Forward-looking statements relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events and include, but are not limited to, statements with respect to: (i) the accuracy and potential significance of exploration results, including whether they represent one or more possible new high-grade core zones for the KSM project, a sizeable new deposit or a discovery that can make a very significant or  “game-changing” economic contribution to the KSM project; (ii) the timely completion of drilling and other exploration programs which may have been planned or scheduled and the expectation that further drilling or other exploration activities may take place in the future or that they may have a particular result, including defining a new resource; (iii) the prospect that exploration work may enhance the value of KSM to Seabridge shareholders or make it a compelling opportunity for other mining companies; and (iv) the accessibility of any new zone and its integration into mine plans. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives or future events or performance (often, but not always, using words or phrases such as "expects", "anticipates", "plans", "projects", "estimates", "envisages", "assumes", "intends", "strategy", "goals", "objectives" or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements.

All forward-looking statements in this news release and other news releases issued by Seabridge are based on Seabridge's or its consultants' current beliefs as well as various assumptions made by them and information currently available to them. These assumptions include: (i) the presence of and continuity of metals at the Project at observed or modeled grades; (ii) the capacities of various machinery and equipment; (iii) the availability of personnel, machinery and equipment at estimated prices; (iv) exchange rates; (v) metals sales prices; (vi) appropriate discount rates; (vii) tax rates and royalty rates applicable to the proposed mining operation; (viii) financing structure and costs; (ix) anticipated mining losses and dilution; (x) metallurgical performance; (xi) reasonable contingency requirements; (xii) success in realizing proposed operations; (xiii) receipt of regulatory approvals on acceptable terms, including the necessary right of way for the proposed tunnels; and (xiv) the negotiation of satisfactory terms with impacted Treaty and First Nations groups. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect. Many forward-looking statements are made assuming the correctness of other forward looking statements, such as statements of net present value and internal rates of return, which are based on other forward-looking statements and assumptions. The cost information is also prepared using current values, but the time for incurring the costs will be in the future and it is assumed costs will remain stable over the relevant period.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that estimates, forecasts, projections and other forward-looking statements will not be achieved or that assumptions do not reflect future experience. We caution readers not to place undue reliance on these forward-looking statements as a number of important factors could cause the actual outcomes to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates assumptions and intentions expressed in such forward-looking statements. These risk factors may be generally stated as the risk that the assumptions and estimates expressed above do not occur, but specifically include, without limitation: risks relating to variations in the mineral content within the mineralized material identified, in particular mineral reserves or mineral resources from that predicted; variations in rates of recovery and extraction; developments in world metals markets; risks relating to fluctuations in the Canadian dollar relative to the US dollar; increases in the estimated capital and operating costs or unanticipated costs; difficulties attracting the necessary work force; increases in financing costs or adverse changes to the terms of available financing, if any; tax rates or royalties being greater than assumed; changes in development or mining plans due to changes in logistical, technical or other factors; changes in project parameters as plans continue to be refined; risks relating to receipt of regulatory approvals or settlement of an agreement with impacted First Nations groups; the effects of competition in the markets in which Seabridge operates; operational and infrastructure risks and the additional risks described in Seabridge's Annual Information Form filed with SEDAR in Canada (available at www.sedar.com) for the year ended December 31, 2011 and in the Corporation's Annual Report Form 40-F filed with the U.S. Securities and Exchange Commission on EDGAR (available at www.sec.gov/edgar.shtml). Seabridge cautions that the foregoing list of factors that may affect future results is not exhaustive.

When relying on our forward-looking statements to make decisions with respect to Seabridge, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Seabridge does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by Seabridge or on our behalf, except as required by law.

ON BEHALF OF THE BOARD "Rudi Fronk" Chairman & CEO

For further information please contact:
Rudi P. Fronk, Chairman and CEO
Tel: (416) 367-9292   •  Fax: (416) 367-2711
Email:  info@seabridgegold.net

SEABRIDGE GOLD
KSM 2012 DRILLING PROGRAM
Drill Hole Locations
and Assay Results
2012 Geotech Drill Holes
2012 Exploration Drill Holes
This Release
NORTH MITCHELL
IRON CAP
IC-12-047
Proposed Haulage Tunnel
Conceptual Block Cave Footprint
MTF
MITCHELL
ICEFIELDS
SULPHURETS
MQ-12-03
MCQUILLAN
MQ-12-04
MQ-12-05
STF
CAMP
Seabridge
Pretium
K-12-22
KERR
Conceptual Open Pit Limits
0
1
2
kilometers
IC-12-047:
0.47g/t Au, 0.25% Cu / 945.7m
incl.0.81g/t Au, 0.30% Cu / 99.7m
and 0.31g/t Au, 0.47% Cu / 78m
MQ-12-03:
1.68g/t Au, 0.01% Cu / 27m
0.20g.t Au, 0.18% Cu / 50m
MQ-12-04:
2.98g/t Au, 0.07% Cu / 18m
0.92g/t Au, 0.21% Cu / 8m
0.56g/t Au, 0.02% Cu / 121.6m
incl.1.62g/t Au, 0.03% Cu / 20m
MQ-12-05:
0.49g/t Au, 0.18% Cu / 283.2m
incl.1.43g/t Au, 0.22% Cu / 16m
and 1.59g/t Au, 0.24% Cu / 36m
0.56g/t Au, 0.53% Cu / 3.9m
K-12-22:
0.24g/t Au, 0.65% Cu / 156m
0.27g/t Au, 0.48% Cu / 325m
0.33g/t Au, 0.98% Cu / 22m